NEWS RELEASE

TSX Trading Symbol: BZA

AMERICAN BONANZA SIGNS A LETTER OF INTENT WITH GRYPHON GOLD
CORPORATION TO MERGE THE COMPANIES

February 12, 2008 - American Bonanza Gold Corp. (TSX: BZA, Frankfurt: AB2) (“American Bonanza”) has signed a Letter of Intent to merge the Company into a wholly-owned subsidiary of Gryphon Gold Corporation (GGN:TSX / GYPH:OTC.BB) (“Gryphon Gold”) through a Plan of Arrangement. Shareholders of American Bonanza will receive 0.50 shares of Gryphon Gold for every share of American Bonanza and options and warrants will be exchanged on the same ratio.

The merger is part of an overall business strategy to increase gold resources through acquisition, exploration and joint ventures in politically stable jurisdictions with long histories of gold mining. The management of American Bonanza believes that this merger will:

Provide a pipeline of projects at various stages of development.
Result in greater market interest through being a larger company.
Result in administrative cost savings.
Bring together two near term production properties:

Gryphon Gold’s Borealis property in Nevada has potential for development of:
-	An oxide gold heap leach mine that is already permitted,
-	A near-term, underground high grade gold mine at the Graben deposit or a longer- term option of a large open pit,
-	Significant exploration potential for large multi-million ounce gold deposits.
American Bonanza’s Copperstone property in Arizona has potential for:
-	Near-term, oxide, high-grade, underground mine production with a short permitting and construction timelines,
-	Significant expansion of the Copperstone gold resources based on two exciting new gold discoveries with million ounce potential;

Gryphon Gold brings positive exposure to the benefits of gold exploration and resource expansion with nominal cash expenditures through exploration at over 50 properties - primarily through joint venture and leasing agreements. This property portfolio and strategy will allow the combined company to focus on the development of the Borealis and Copperstone properties.

American Bonanza’s Joint Venture with Agnico-Eagle on the Northway and Vezza deposits offers potential for a third gold mining project. Other American Bonanza projects in Ontario and Quebec offer significant potential to develop additional resources. The Fenelon property lies in Quebec's Casa Berardi gold district and drilling has identified two large nickel rich zones with a total length of 2 kilometers and grades up to 1.9% nickel. American Bonanza continues to advance other exploration projects, including the La Martinière gold project in Quebec.

The current cash reserves of the combined company amounts to approximately Cdn$9 million. Current cash on hand plus expected receipts due to the combined Company totals Cdn$16 to Cdn$19 million. The combined financial strength of the Companies will allow significant development at the Borealis and Copperstone projects.

The board and management structure of the combined Company is expected to be as follows: Tony Ker, Richard Hughes, Rohan Hazelton, Don Gentry (of Gryphon Gold), and Brian Kirwin and Giulio Bonifacio (of American Bonanza) will serve as directors of merged company. Tony Ker will serve as Chief Executive Officer and Michael Longinotti will serve as Chief Financial Officer of the combined company.

Brian Kirwin, President and CEO of American Bonanza, commented: “We are very excited about combining the strengths of American Bonanza and Gryphon Gold. Based on Friday’s closing prices, the proposed share exchange ratio represents a 62.5% premium on American Bonanza’s share price, and this reflects Gryphon Gold’s appreciation of the substantial potential of the Copperstone project. The combined Company will be stronger financially and thus will be better positioned to attain gold production than either Company separately. We believe this growth strategy will benefit the shareholders of both Companies, who can look forward to potential development of several projects.”

Under the terms of the Letter of Intent, the Companies agreed, among other things, to negotiate definitive agreements in good faith. The merger is subject to approval of the British Columbia court, approval by American Bonanza’s shareholders, TSX approval, final approval by the boards of directors of American Bonanza and Gryphon Gold, American Bonanza receiving an opinion on the fairness of the merger and other customary closing conditions.

The Companies have agreed to pay break-up fees in the following circumstances:

(1)

Either Company shall pay the other the sum of US$150,000 in cash, plus an amount equal to all of the reasonable documented expenses incurred by the other in connection with the transactions contemplated by the merger (not to exceed US$50,000), if either the letter of intent or the arrangement agreement is terminated by the other Company due to certain actions set forth in the letter of intent.

(2)

American Bonanza shall pay Gryphon Gold the sum of US$900,000 in cash, plus an amount equal to all of the reasonable, documented expenses incurred by Gryphon in connection with the transactions contemplated by the letter of intent in an amount (not to exceed US$50,000), if the board of directors of American Bonanza, among other things, determines not to recommend the merger with Gryphon Gold to the shareholders of American Bonanza and does not consummate the merger with Gryphon Gold.

Conference call details:

A conference call is scheduled for February 14, 2008, and will be hosted by Gryphon Gold Chief Executive Officer Mr. Tony Ker and American Bonanza Chief Executive Officer Mr. Brian Kirwin. An invitation is extended to all interested investors, analysts or media representatives to attend.

Schedule of Events

8:00 AM PST: To participate in the conference call, dial 1-800-594-3790 or 416-644-3422.

The replay of the Conference Call will be available from Thursday, February 14, 2008 at 1:00 p.m. until Thursday, February 21, at 11:59 p.m. by calling 1-877-289-8525 or 416-640-1917 and referencing passcode 21263185.

About Bonanza

Bonanza acquires, explores and develops high-grade gold properties North America, targeting areas with large gold endowments and stable political climates. Bonanza is advancing its flagship Copperstone gold property in Arizona and several other promising properties. For additional information please visit www.americanbonanza.com

AMERICAN BONANZA GOLD CORP.

On behalf of the Board of Directors,

(signed) Brian Kirwin
President & Chief Executive Officer

Full financial statements and securities filings are available for American Bonanza Gold Corp on its website at www.americanbonanza.com and www.sedar.com. For further information contact: American Bonanza Gold, Brian Kirwin, Chief Executive Officer or Giulio Bonifacio, Chief Financial Officer, by phone: 604-688-7523 or email info@americanbonanza.com.

This press release includes forward-looking statements involving known and unknown risks, uncertainties and other factors that could cause actual results to vary materially from projected results. These include but are not limited to the timing of the merger, anticipated liquidity and premium to market represented by Gryphon Gold shares to American Bonanza shareholders, anticipated satisfaction of closing conditions related to the merger, anticipated future cash payments and cash position of the combined companies and other statements that are not historically statements of fact. Please refer to a discussion of these and other factors in American Bonanza Gold Corp.’s annual information form, annual and interim financial statements and management discussion and analysis, material change reports and other securities filings made with Canadian securities regulators which will be provided to you upon request. You should not place undue reliance on forward looking statements. We undertake no obligation to update any forward-looking statement.

None of the securities contemplated to be issued in connection with the merger have been or will be registered under the Securities Act of 1933, as amended (the “U.S. Securities Act”), or state securities laws, and any offer or sale is anticipated to be effected in reliance upon the exemption from registration provided by Section 3(a)(10) of the U.S. Securities Act and exemptions provided under the securities laws of each state of the United States. Section 3(a)(10) of the U.S. Securities Act exempts from registration a security which is issued in exchange for outstanding securities where the terms and conditions of such issuance and exchange are approved, after hearing upon the fairness of such terms and conditions at which all persons to whom it is proposed to issue securities in such exchange have a right to appear, by a court or by a governmental authority expressly authorized by law to grant such approval. This press release does not constitute an offer to sell, or a solicitation of an offer to acquire, any securities, or the solicitation of a proxy, by any person in any jurisdiction in which such an offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such an offer or proxy solicitation.

This communication is being made in respect of the proposed merger transaction involving American Bonanza and Gryphon Gold . In connection with the proposed transaction, American Bonanza will mail an information circular to its shareholders, and will be filing other documents regarding the proposed transaction with the Canadian securities regulators as well. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS ARE URGED TO READ THE INFORMATION CIRCULAR REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The final information circular will be mailed to American Bonanza’s shareholders. Shareholders will be able to obtain a free copy of the information circular, as well as other filings containing information about American Bonanza, without charge, at the SEDAR website at www.sedar.com . Copies of the information circular and the filings with the Canadian securities regulators will be incorporated by reference in the information circular (if any) can also be obtained, without charge, by directing a request to American Bonanza Gold Corp., Suite 305 – 675 West Hastings Street, Vancouver, B.C., V6B 1N2, Attention: Chief Financial Officer, (604) 688-7523.

American Bonanza and its directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding American Bonanza’s directors and executive officers is available in American Bonanza’s Annual Report on Form 20-F. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the information circular and other relevant materials to be filed on SEDAR when they become available

For further information call:	OR:

Longview Capital Partners Incorporated	Susan L. Wilson, Corporate Communications
Attention: Eugene Toffolo	Phone: 604-688-7508
Phone: 604-681-5755	Email: info@americanbonanza.com
Tollfree: 1-877-687-5755